August 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Re:	Alvotech
Registration Statement on Form F-3
Filed August 21, 2024
File No. 333-281684

Acceleration Request

Requested Date: August 29, 2024

Requested Time: 4:00 p.m. Eastern Time

Dear Mr. Buchmiller:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-281684) (the “Registration Statement”), to become effective on August 29, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Katie A. Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Katie A. Kazem of Cooley LLP at (703) 456 8043.

[Signature page follows]

Very truly yours,

Alvotech

By: /s/ Tanya Zharov

Tanya Zharov

General Counsel

cc:	Divakar Gupta, Cooley LLP
Katie A. Kazem, Cooley LLP